UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Spire Global, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

Class B Common Stock, par value $0.0001 per share

(Title of Class of Securities)

848560108

(CUSIP Number)

Peter Platzer

Theresa Condor

c/o Spire Global, Inc.

8000 Towers Crescent Drive, Suite 1225

Vienna, Virginia 22182

(202) 301-5127

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 16, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

SCHEDULE 13D

CUSIP No. 848560108

1.	Names of Reporting Persons. Peter Platzer
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 (See Item 5(b) below)
	8.	Shared Voting Power 20,826,176 (See Item 5(b) below)
	9.	Sole Dispositive Power 0 (See Item 5(b) below)
	10.	Shared Dispositive Power 20,826,176 (See Item 5(b) below)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,826,176 (See Item 5(b) below)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) Class A Common Stock: 9.0%; Class B Common Stock: 69.9% (See Item 5(a) below)
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 848560108

1.	Names of Reporting Persons. Theresa Condor
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 (See Item 5(b) below)
	8.	Shared Voting Power 20,826,176 (See Item 5(b) below)
	9.	Sole Dispositive Power 0 (See Item 5(b) below)
	10.	Shared Dispositive Power 20,826,176 (See Item 5(b) below)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,826,176 (See Item 5(b) below)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) Class A Common Stock: 9.0%; Class B Common Stock: 69.9% (See Item 5(a) below)
14.	Type of Reporting Person (See Instructions) IN

Item 1. Security and Issuer

This Schedule 13D (this “Statement”) relates to shares of Class A Common Stock, par value $0.0001 per share, which are registered under Section 12 of the Act (“Spire Class A Common Stock”), and shares of Class B Common Stock, par value $0.0001 per share, which are not registered under Section 12 of the Act (“Spire Class B Common Stock,” and together with the Spire Class A Common Stock, “Spire Common Stock”), of Spire Global, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 8000 Towers Crescent Drive, Suite 1225, Vienna, Virginia 22182.

Item 2. Identity and Background

(a) This Statement is being filed jointly by Peter Platzer and Theresa Condor (the “Reporting Persons”).

(b) The business address of the Reporting Persons is c/o Spire Global, Inc., 8000 Towers Crescent Drive, Suite 1225, Vienna, Virginia 22182.

(c) Mr. Platzer is the Chief Executive Officer, President and a member of the Board of Directors of the Issuer (the “Board”). Ms. Condor is the Executive Vice President and General Manager of Space Services and Earth Intelligence and a member of the Board.

(d) During the past five years, the Reporting Persons have not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, the Reporting Persons have not been party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding such persons were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Persons are citizens of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration

The information set forth in Items 4, 5 and 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 3.

All of the shares of Spire Class A Common Stock and Spire Class B Common Stock reported herein as beneficially owned by the Reporting Persons were acquired pursuant to a Business Combination Agreement, dated as of February 28, 2021 (the “Business Combination Agreement”), by and among NavSight Holdings, Inc. (“NavSight”), a special purpose acquisition company, NavSight Merger Sub, Inc., a Delaware corporation and a direct wholly owned subsidiary of NavSight (“Merger Sub”), Spire Global, Inc., a Delaware corporation (“Old Spire”), and the Reporting Persons, Joel Spark, and Jeroen Cappaert (the “Founders”).

Pursuant to the Business Combination Agreement, on August 16, 2021 (the “Closing,” and the date of such Closing, the “Closing Date”), Merger Sub merged with and into Old Spire (the “Merger”), with Old Spire surviving the Merger as a wholly owned subsidiary of NavSight, following which, NavSight changed its name to “Spire Global, Inc.” (together with its consolidated subsidiary, “New Spire” or “Spire”), and Old Spire changed its name to “Spire Global Subsidiary, Inc.”

In accordance with the terms of the Business Combination Agreement, on the Closing Date, among other things, (i) each share of outstanding capital stock of Old Spire was cancelled and converted into the right to receive a number of shares of Spire Class A Common Stock equal to a Per Share Closing Consideration (as defined in the Business Combination Agreement) of 1.7058 and (ii) the Founders purchased a number of shares of Spire Class B Common Stock equal to the number of shares of Spire Class A Common Stock that each Founder received on the Closing Date. Spire Class B Common Stock carry nine votes per share, do not have dividend rights, are entitled to receive a maximum of $0.0001 per share of Spire Class B Common Stock upon liquidation, are subject to certain additional restrictions on transfer, and are subject to forfeiture in certain circumstances.

Item 4. Purpose of Transaction

The information set forth in Items 3, 5 and 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 4.

Mr. Platzer serves as Chief Executive Officer, President and a member of the Board, and Ms. Condor serves as Executive Vice President and General Manager of Space Services and Earth Intelligence and a member of the Board. In such capacities, the Reporting Persons may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. Subject to the Lock-up Agreement described in Item 6 of this Schedule 13D and the Issuer’s insider trading policy, the Reporting Persons may from time to time buy or sell securities of the Issuer as appropriate for the personal circumstances of the Reporting Persons.

Except as described herein, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. However, the Reporting Persons reserve the right to formulate in the future plans or proposals which may relate to or result in the transactions described in subparagraphs (a) through (j) of this Item 4.

The Reporting Persons may, from time to time, purchase additional securities of the Issuer either in the open market or in privately-negotiated transactions, depending upon the evaluation by the Reporting Persons of the Issuer’s business, prospects and financial condition, the market for such securities, other opportunities available to the Reporting Persons, general economic conditions, stock market conditions and other factors. Depending upon the factors noted above, the Reporting Persons may also decide to hold or dispose of all or part of their investments in securities of the Issuer and/or enter into derivative transactions with institutional counterparties with respect to the Issuer’s securities.

Item 5. Interest in Securities of the Issuer

The information set forth in Items 3, 4 and 6 of this Statement is incorporated by reference into this Item 5.

(a) The Reporting Persons are the beneficial owners of 12,397,504 shares of Spire Class A Common Stock and 8,428,672 shares of Spire Class B Common Stock, representing 9.0% of the outstanding Spire Class A Common Stock and 69.9% of the outstanding Spire Class B Common Stock, and 36.4% of the total voting power of the Issuer. Such percentage calculation is based on 133,742,535 shares of Spire Class A Common Stock and 12,058,614 shares of Spire Class B Common Stock outstanding on the Closing Date, as disclosed in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 20, 2021.

Shares of Spire Class B Common Stock are not convertible into shares of Spire Class A Common Stock at any time. In the event of an unpermitted transfer of any shares of Spire Class A Common Stock received by the Founders pursuant to the Business Combination Agreement (“Founder Consideration Stock”), to any person or entity, an equivalent number of shares of Spire Class B Common Stock held by the Founder who was originally issued such shares of Founder Consideration Stock shall be automatically and without further action on the part of the Issuer or such Founder be transferred to the Issuer for no consideration. Each share of Spire Class B Common Stock is entitled to nine votes per share, whereas each share of Spire Class A Common Stock is entitled to one vote per share.

(b) The number of shares as to which the Reporting Persons have is:

(i)	Sole power to vote or direct the vote: 0

(ii)	Shared power to vote or direct the vote: 20,826,176(1)

(iii)	Sole power to dispose or direct the disposition of: 0

(iv)	Shared power to dispose or direct the disposition of: 20,826,176(1)

(1)

Consists of (i) 8,285,428 shares of Spire Class A Common Stock held of record by Mr. Platzer, (ii) 3,141,514 shares of Spire Class A Common Stock subject to stock options held by Mr. Platzer exercisable within 60 days of the Closing Date, (iii) 143,244 shares of Spire Class A Common Stock held of record by Ms. Condor, (iv) 827,318 shares of Spire Class A Common Stock subject to stock options held by Ms. Condor exercisable within 60 days of the Closing Date, (v) 8,285,428 shares of Spire Class B Common Stock held by Mr. Platzer and (vi) 143,244 shares of Spire Class B Common Stock held by Ms. Condor. Mr. Platzer and Ms. Condor, as husband and wife, share beneficial ownership of the shares held by each other.

(c) Except as disclosed elsewhere in this Statement, the Reporting Persons have not had transactions in the Issuer’s securities during the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Items 3, 4 and 5 of this Schedule 13D is incorporated by reference in its entirety into this Item 6.

Lock-up under the Bylaws

The Issuer’s Bylaws, a copy of which is attached hereto as Exhibit 2 and is incorporated herein by reference, include a lock-up provision applicable to holders of shares of Spire Class A Common Stock and Spire Class B Common Stock issued in connection with the Merger or to directors, officers, employees and consultants of the Issuer or its subsidiaries, including the Reporting Persons, upon the settlement or exercise of stock options, restricted stock units, or other equity awards outstanding as of immediately following the Closing in respect of awards of Old Spire outstanding immediately prior to the Closing (collectively, the “Lock-Up Shares”). The lock-up provides that the holders will not directly or indirectly, sell, transfer, assign, pledge, encumber, hypothecate or similarly dispose of such share, whether or not for value, either voluntarily or involuntarily or by operation of law, or to enter into any contract, option or other arrangement or understanding with respect to the sale, transfer, assignment, pledge, encumbrance, hypothecation or similar disposition of, any right or interest owned by a person or any right or interest (including a beneficial interest) in, or the ownership, control or possession of, the Lock-Up Shares during the period beginning on the Closing Date and ending at the close of business on the Closing Date.

The foregoing description of the lock-up provision in the Bylaws does not purport to be complete and is qualified in its entirety by reference to the full text of the Bylaws, a copy of which is attached hereto as Exhibit 2 and is incorporated herein by reference.

Registration Rights under the Investor Rights Agreement

In connection with the execution of the Business Combination Agreement, on February 28, 2021, NavSight and certain other parties (including the Reporting Persons) entered into an investor rights agreement (the “Investor Rights Agreement”), pursuant to which the Reporting Persons were granted customary registration rights under the Investor Rights Agreement. Such registration rights, including demand and piggy-back rights, are subject to cooperation and cut-back provisions with respect to the shares of Spire Class A Common Stock held by the Reporting Persons following the consummation of the Business Combination.

The foregoing description of the registration rights in the Investor Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Investor Rights Agreement, a copy of which is attached hereto as Exhibit 3 and is incorporated herein by reference.

Lock-up Agreement

On August 16, 2021, effective upon the Closing, Mr. Platzer entered into a lock-up agreement (“Lock-up Agreement”) pursuant to which he agreed not to transfer, assign or sell any shares of Spire Common Stock that he beneficially owns until the first to occur of (i) one year following the Closing Date, (ii) such time that the closing price of Spire Class A Common Stock equals or exceeds $12.00 per share for any 20 trading days within any 30-day trading day period commencing at least 150 days after the Closing Date, and (iii) the date following the Closing Date on which the Issuer completes a liquidation, merger, share exchange or similar transaction. This restriction does not apply to transfers:

(i) pursuant to a bona fide gift or charitable contribution;

(ii) by will or intestate succession upon his death;

(iii) to any Permitted Transferee (as defined below);

(iv) pursuant to a court order or settlement agreement related to the distribution of assets in connection with the dissolution of marriage or civil union; or

(v) in the event of the Issuer’s completion of a liquidation, merger, share exchange or other similar transaction which results in all of its shareholders having the right to exchange their shares of Spire Common Stock for cash, securities or other property; provided that, in the case of (i), (ii), (iii) or (iv), (a) the recipient of such transfer must enter into a written agreement agreeing to be bound by the terms of the lock-up and (b)(x) no filing under Section 16(a) of the Act or other public announcement reporting a reduction in beneficial ownership of shares shall be required or shall be voluntarily made during the lock-up period described above and (y) such transfer or disposition shall not involve a disposition for value.

“Permitted Transferee” means (a) the members of the transferor’s immediate family (where “immediate family” means, with respect to any natural person, any of the following: such person’s spouse, the siblings of such person and his or her spouse, and the direct descendants and ascendants (including adopted and step children and parents) of such person and his or her spouses and siblings); (b) any trust for the direct or indirect benefit of the transferor or the immediate family of the transferor; (c) if the transferee is a trust, to the trust or beneficiary of such trust or to the estate of a beneficiary of such trust; (d) any officer, director, general partner, limited partner, shareholder, member, or owner of similar equity interests in the transferor or any affiliate of the transferor; (e) any affiliate of the transferee or (f) any affiliate of an immediate family of the transferor.

The foregoing description of the Lock-up Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Lock-up Agreement, a copy of which is attached hereto as Exhibit 4 and is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

Exhibit Number	Description

1	Business Combination Agreement, dated as of February 28, 2021, by and among NavSight Holdings, Inc., NavSight Merger Sub Inc., Spire Global, Inc., Peter Platzer, Theresa Condor, Joel Spark, and Jeroen Cappaert (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 1, 2021).

2	Bylaws of Spire Global, Inc. (incorporated by reference to Exhibit 3.3 to the Issuer’s Proxy Statement/Prospectus/Information Statement on Form S-4/A filed with the Securities and Exchange Commission on July 16, 2021).

3	Investor Rights Agreement, dated as of February 28, 2021, by and among NavSight Holdings, Inc., Six4 Holdings, LLC, the directors of NavSight Holdings, Inc., Peter Platzer, Theresa Condor, Will Porteous, Stephen Messer, and certain other stockholders of Old Spire (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed with the SEC on March 1, 2021).

4	Lock-up Agreement, dated as of August 16, 2021, by and among the Issuer and Peter Platzer.

5	Agreement of Joint Filing, dated as of August 26, 2021, by and among Peter Platzer and Theresa Condor.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: August 26, 2021	/s/ Peter Platzer
Peter Platzer

/s/ Theresa Condor
Theresa Condor